UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the Notice of Annual Meeting, the Proxy Statement and Proxy Card for the Annual Meeting of Shareholders of the Company, which will be held on May 14, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 2, 2024

Star Bulk Carriers Corp.

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit Number	Description

99.1	The Notice of Annual Meeting, the Proxy Statement and Proxy Card for the Annual Meeting of Shareholders of the Company